EXHIBIT G


                         FORM OF FEDERAL REGISTER NOTICE

         The Southern Company ("Southern"), a registered holding company, Atlanta, Georgia, SEI Holdings, Inc. ("Holdings"), a wholly-owned non-utility subsidiary of Southern, Mobile Energy Services Holdings, Inc. ("Mobile Energy"), a wholly-owned subsidiary of Southern and a holding company within the meaning of Section 2(a)(7) of the Act, and certain other direct or indirect subsidiaries of Southern and Holdings, have filed a post-effective amendment to an application-declaration pursuant to Sections 6, 7, 9(a), 10, 12(c) and 12(f) of the Act and Rules 46 and 54 thereunder in which they request certain modifications to the terms of an order issued February 2, 1996 (HCAR No. 26468) (the "February 1996 Order") and a supplemental order issued July 17, 1996 (HCAR No. 26543) (the "Supplemental Order") in this proceeding.
         Holdings directly and indirectly holds Southern's interests in various "exempt wholesale generators" and "foreign utility companies. Under the February 1996 Order, Holdings was authorized to acquire, directly or indirectly, interests in certain other non-utility subsidiaries (called "Energy-Related Companies") that derive or will derive substantially all of their revenues from enumerated non-utility activities, and Mobile Energy was authorized to issue and sell and Holdings to acquire from time to time through December 31, 1996, one or more series of preferred stock.
         The Supplemental Order extended until not later than June 30, 1997, the date by which Mobile Energy may issue and Holdings acquire the preferred stock, and also authorized Holdings and its subsidiaries (with certain restrictions) to pay dividends to their parent companies from time to time through June 30, 1997, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable law.
         Holdings and Mobile Energy state that the preferred stock transactions have not been consummated and may not be consummated prior to June 30, 1997. Accordingly, they now request that the Commission extend until June 30, 1998, the date by which Mobile Energy may issue and Holdings acquire such preferred stock. In addition, the applicants request a modification of and extension to their current authority to pay dividends out of capital and unearned surplus. Specifically, Holdings, on its own behalf and on behalf of each of its current and future subsidiaries, requests authority to pay dividends out of capital and unearned surplus (including revaluation reserve) to their parent companies from time to time through June 30, 2000, to the extent permitted under applicable law; provided, however, that the Commission is requested to reserve jurisdiction over any such dividend payments by any subsidiary of Holdings that derives any material part of its revenues from the sale of goods, services, electricity or natural gas to any of Southern's five domestic electric utility subsidiaries or to Southern Company Services, Inc.